Art
3/11/03

CM

SE 03012151 COMMISSION
549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2003

SEC FILE NUMBER
8- 36804

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FISN, Inc dba First Internet Securities Network

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 Montgomery Lane, Suite 880
(No. and Street)

Bethesda MD 20814
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas M. Coan (240) 497-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Santos, Postal & Company, P.C.
(Name – *if individual, state last, first, middle name*)

11300 Rockville Pike, Suite 1202 Rockville MD 20852
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Coan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Internet Securities Network, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Tarek El Bourini
Notary Public, District of Columbia
My Commission Expires 11-15-2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A
- ☑ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FISN, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

Member
American Institute of
Certified Public Accountants

Howard J. Postal
George E. Christopher, Jr.
Charles B. Postal
Merle L. Postal

www.santospostal.com

Santos, Postal & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ONE CENTRAL PLAZA · SUITE 1202 · 11300 ROCKVILLE PIKE · ROCKVILLE, MARYLAND 20852 · TELEPHONE (301) 770-1450 · FAX (301) 770-1674

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
FISN, Inc.
Bethesda, MD 20814

We have audited the accompanying balance sheets of FISN, Inc. as of December 31, 2002 and 2001, and the related statements of operations, retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FISN, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santos, Postal & Company, P.C.

February 7, 2003

FISN, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

	2002	2001
CURRENT ASSETS:		
Cash	$ 34,134	$ 21,542
Cash Deposits with Clearing Organization	539,495	488,714
Certificates of Deposits Held in Trading Account	-	20,245
Commissions Receivable - Broker	9,957	9,862
- Other	24,312	14,955
Deferred Income Tax Benefit	2,618	9,897
Total Current Assets	610,516	565,215
PROPERTY AND EQUIPMENT:		
Furniture and Equipment	128,285	146,164
Automobiles	47,788	47,788
Leasehold Improvements	7,363	7,363
	183,436	201,315
Less: Accumulated Depreciation	115,091	123,075
Net Property and Equipment	68,345	78,240
OTHER ASSETS:		
Deposit	9,815	9,815
Investment in Securities	3,000	3,300
	12,815	13,115
TOTAL ASSETS	$ 691,676	$ 656,570

The accompanying notes are an integral part of these financial statements.

FISN, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES:		
Note Payable Under Line of Credit Arrangement	$ -	$ 12,955
Current Portion of Capital Lease Obligations	17,160	13,674
Accounts Payable	17,823	-
Commissions Payable	60,503	72,056
Payroll Taxes Withheld	8,619	6,579
Income Taxes Payable	6,463	47,597
Total Current Liabilities	110,568	152,861
LONG TERM LIABILITIES		
Capital Lease Obligations, Net of Current Portion Above	20,551	36,823
Total Liabilities	131,119	189,684
STOCKHOLDERS' EQUITY:		
Common Stock, $1 Par Value, 1,000 Shares Authorized, 100 Shares Issued and Outstanding	100	100
Paid-in Capital	14,900	14,900
Retained Earnings	545,557	451,886
Total Stockholders' Equity	560,557	466,886
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 691,676	$ 656,570

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31,

	2002	2001
Retained Earnings - Beginning of Year	$ 451,886	$ 396,069
Net Income	93,671	55,817
Retained Earnings - End of Year	$ 545,557	$ 451,886

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2002	2001
FEE INCOME	$ 2,033,777	$ 1,739,324
OPERATING EXPENSES:		
Advertising	65,243	38,960
Co-Brokers Fees	4,522	2,568
Depreciation	23,487	30,034
Data Services	80,156	58,825
Entertainment	7,364	5,554
Insurance	58,265	52,059
Interest	6,141	7,258
Leasing	10,898	14,730
Office Expense	17,762	16,786
Professional Services	10,126	17,361
Regulatory Fees	22,898	21,131
Rent	129,663	122,323
Repairs and Maintenance	7,259	10,825
Retirement Plan Contribution	27,691	25,076
Salaries and Commissions - Officers	320,465	296,367
- Others	960,473	794,211
Supplies	21,626	16,230
Taxes - Payroll	67,087	53,835
Taxes - Other	2,072	4,078
Telephone	22,098	25,451
Training	11,490	3,470
Travel	20,045	24,238
Total Operating Expenses	1,896,831	1,641,370
INCOME FROM OPERATIONS	136,946	97,954

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2002	2001
INCOME FROM OPERATIONS	$ 136,946	$ 97,954
INTEREST INCOME	50	262
OTHER INCOME (EXPENSE)	(25)	2,286
INCOME BEFORE INCOME TAXES	136,971	100,502
INCOME TAXES	43,300	44,685
NET INCOME	$ 93,671	$ 55,817

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 93,671	$ 55,817
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	23,487	30,034
Unrealized Loss on Investment Securities	300	-
Changes In:		
Commissions Receivable	(9,452)	17,990
Income Taxes Receivable	-	11,870
Deferred Income Tax Benefit	7,279	(9,897)
Accounts Payable	17,821	(6,416)
Commissions Payable	(11,553)	55,376
Payroll Taxes Withheld	2,040	1,019
Deferred Income Tax Payable	-	(3,764)
Income Taxes Payable	(41,134)	47,597
NET CASH PROVIDED BY OPERATING ACTIVITIES	82,459	199,626
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	(13,592)	(10,563)
Increase in Deposits with Clearing Organizations	(50,781)	(147,863)
Purchase (Disposition) of Certificate of Deposit Held in Trading Account	20,245	(20,245)
NET CASH USED BY INVESTING ACTIVITIES	(44,128)	(178,671)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Net Borrowings Under Line of Credit Arrangement	(12,955)	(7,384)
Principal Payments on Lease Obligations	(12,784)	(11,657)
NET CASH USED BY FINANCING ACTIVITIES	$ (25,739)	$ (19,041)

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2002	2001
NET INCREASE IN CASH	$ 12,592	$ 1,914
CASH, BEGINNING OF YEAR	21,542	19,628
CASH, END OF YEAR	$ 34,134	$ 21,542
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest Paid	$ 6,141	$ 7,258
Income Taxes Paid	$ 9,066	$ 11,532

During 2002, the Company disposed of furniture and equipment that had a cost of $31,471 and a book value of zero.

The accompanying notes are an integral part of these financial statements.

FISN, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

FISN, Inc. was incorporated in the District of Columbia on February 15, 1984 for the purpose of providing brokerage, investment advisory, and venture capital services. The Company operates through two divisions, First Internet Securities Network (formerly known as First Income Securities Network), which is a regulated securities broker-dealer and Federally Insured Savings Network, which assists in the placement of time deposits with financial institutions. Approximately 90% of the Company's revenues are derived from the operations of First Internet Securities Network. The Company does not hold any funds or securities for the account of securities customers and clears all its securities customer transactions through another broker-dealer on a fully disclosed basis. It is, therefore, exempt from SEC Rule 15c3-3 under Section (k)(2)(ii).

USE OF ESTIMATES

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

ACCOUNTING BASIS

The financial statements of FISN, Inc. are prepared on the accrual basis whereby revenues are recognized when earned and expenditures when incurred. The Company prepares its income tax returns on the cash basis of accounting.

DEPRECIATION

Depreciation of property and equipment is computed using accelerated methods over the useful lives of the assets.

FISN, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes represent the future tax return consequences of differences between the bases of certain assets and liabilities for financial and tax reporting which will be either deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

ACCOUNTS RECEIVABLE

The Company's receivables are primarily from broker/dealers and financial institutions located throughout the United States. All accounts at December 31, 2002 and 2001 are considered to be collectible.. Accordingly, no provision has been made for losses on uncollectible accounts.

DEPOSITS WITH CLEARING ORGANIZATION

The Company maintains a $50,000 good faith deposit with the broker/dealer through which it clears its securities transactions. The total of all cash deposits with clearing organizations at December 31, 2002 and 2001 was $539,495 and $488,714, respectively.

COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and sick days depending on job classification, length of service, and other factors. The Company's policy is to recognize the costs of compensated absences when actually paid to employees. In management's opinion, this method is not materially different than current recognition of costs and, therefore, no accrual is necessary.

FISN, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

CASH EQUIVALENTS

For the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be a cash equivalent.

NOTE 2: CONCENTRATIONS OF CREDIT RISK

At December 31, 2002 and 2001, the Company's cash deposit with its clearing broker exceeded the Securities Investor Protection Corporation (SIPC) insurance limit by $439,495 and $388,714, respectively.

NOTE 3: INVESTMENT IN SECURITIES

At December 31, 2002, the Company holds 300 shares of securities, which are readily marketable. The securities are marked to market at each reporting period.

NOTE 4: LINE OF CREDIT ARRANGEMENT

The Company maintains a line of credit arrangements with several local financial institutions. The lines of credit are unsecured and have a cash advance limit of $64,000. Interest is computed on the outstanding principal at variable interest rates. At December 31, 2001, the outstanding balance was $20,339 and as of December 31, 2002, there was no outstanding balance.

NOTE 5: INCOME TAXES

The net deferred tax assets and liabilities in the accompanying balance sheet include the following components:

	2002	2001
Deferred tax assets	$ 2,618	$ 9,897
Deferred tax liabilities	-	-
Deferred tax valuation allowance	-	-
Net deferred tax assets/liabilities	$ 2,618	$ 9,897

NOTE 5: INCOME TAXES (Continued)

Deferred taxes are the result of the Company using the cash basis of accounting for income tax purposes, and the difference in depreciation methods used for tax purposes.

Significant components of the provision for income taxes for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Federal	$ 26,955	$ 46,984
State	9,065	11,362
Total Current	36,020	58,346
Deferred:		
Federal	4,848	(9,096)
State	2,432	(4,565)
Total Deferred	7,280	(13,661)
Total Provision for Income Taxes	$ 43,300	$ 44,685

The difference between the statutory tax rate and the Company's effective tax rate of 31% in 2002 and 44% in 2001 is due to the effect of state income taxes and certain non-deductible items.

NOTE 6: LEASES

The Company has non-cancelable operating leases for office space and office furniture and equipment that expire through 2006.

Future minimum annual non-cancelable payments under operating lease agreements as of December 31, 2002 are as follows:

December 31, 2003	$ 126,517
2004	125,315
2005	127,215
2006	79,640

FISN, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 6: LEASES (Continued)

The Company leases office furniture and equipment under capital leases that have a cost of $69,053, accumulated depreciation of $48,070 and a net book value of $20,983. Depreciation on the leased property of $13,988 is included in depreciation expense.

The future minimum lease payments under the capital leases and the net present value of the future minimum lease payments at December 31, 2002 are as follows:

Total minimum lease payments	$	42,977
Amount representing interest		(5,266)
Present value of net minimum lease payments		37,711
Current portion		(17,160)
Long-term Capital Lease Obligation	$	20,551

The aggregate maturities of the Company's capital leases liability are as follows:

December 31, 2003	$	17,160
2004		17,160
2005		8,657
	$	42,977

NOTE 7: RETIREMENT PLAN

The Company maintains an employee salary reduction plan (Simple-IRA) under section 408(p) of the Internal Revenue Code. The Company matches the employee's elective deferral on a dollar for dollar basis, not to exceed 3% of the employee's compensation or the indexed ceiling amount stipulated in the Code. For the year ended December 31, 2002, the Company's share of contributions totaled $27,691.

NOTE 8: RELATED PARTY TRANSACTIONS

During 2001, an officer and stockholder of the Company served as financial operating principal for Monument Distributors, Inc., a registered broker dealer, in which neither the Company nor the stockholder owned an interest. In June 2001, the officer resigned from the position. No commissions were received from or paid to Monument Distributors, Inc. in 2001.

FISN, INC.
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

The Company does not receive or otherwise hold funds or securities for, or owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemption allowed in Section (k)(2)(ii).

Required Deposit	None

FISN, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM CAPITAL REQUIRED [under subparagraph (a)(2) or Rule 15c3-1]	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	$ 395,346
EXCESS OF NET CAPITAL AT 1500%	$ 489,119
EXCESS OF NET CAPITAL AT 1000%	$ 486,005
Ratio: Aggregate Indebtedness to Net Capital	.19 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of FORM X-17A-5 as of December 31, 2002)

Net Capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 497,815
Audit Adjustments:	
Increase in Accounts Payable	(17,378)
Increase in Federal and State Income Tax Accruals	15,359
Haircut on Securities	(450)
Total Audit Adjustments	(2,469)
Net Capital	$ 495,346

Member
American Institute of
Certified Public Accountants

Howard J. Postal
George E. Christopher, Jr.
Charles B. Postal
Merle L. Postal

www.santospostal.com

Santos, Postal & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ONE CENTRAL PLAZA · SUITE 1202 · 11300 ROCKVILLE PIKE · ROCKVILLE, MARYLAND 20852 · TELEPHONE (301) 770-1450 · FAX (301) 770-1674

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
FISN, Inc.
4800 Montgomery Lane
Suite 880
Bethesda, MD 20814

In planning and performing our audit of the financial statements and supplemental schedules of FISN, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the

objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Santos, Postal & Company, P.C.

February 7, 2003